EXHIBIT 12.1

UNIFIED WESTERN GROCERS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except for ratios)

	Fiscal Year
	2005		2004		2003		2002		2001
(1) Adjusted earnings:
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle and extraordinary item (net of income taxes)	$10,820		$7,406		$5,279		$1,985		$(1,263)
Income taxes (benefit)	6,426		4,572		3,358		2,172		(272)
Patronage dividends	21,404		20,742		16,612		16,713		14,934

Subtotal: Net earnings from continuing operations before income taxes (benefit) and patronage dividends	38,650		32,720		25,249		20,870		13,399
Amortization of capitalized interest	217		188		162		—		—
Fixed charges	17,156		22,221		24,080		25,957		30,237
Less: Capitalized interest	(107)		(2,625)		(929)		(487)		—

Adjusted earnings (a)	$55,916		$52,504		$48,562		$46,340		$43,636

(2) Fixed Charges:
Gross rental expense	$27,140		$29,176		$34,128		$29,277		$32,314
Less: Estimated rent component	24,942		26,900		31,568		26,964		29,082

Estimated interest component of rental expense	2,198		2,276		2,560		2,313		3,232
Interest expense	14,851		17,320		20,591		23,157		27,005
Capitalized interest	107		2,625		929		487		—

Total fixed charges (b)	$17,156		$22,221		$24,080		$25,957		$30,237

Ratio of Earnings to Fixed Charges (a)/(b)	3.26	x	2.36	x	2.02	x	1.79	x	1.44	x

(a)(b)—Cross-reference on page.

(1)	Adjusted earnings used in computing the ratio of earnings to fixed charges consist of earnings from continuing operations before income taxes (benefit) and patronage dividends, plus amortization of capitalized interest and fixed charges, less capitalized interest.

(2)	Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.